Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

January 13, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Holt

Re:	Infinite Eagle Acquisition Corp.

Registration Statement on Form S-1

Filed November 20, 2025, as amended

File No. 333-291679

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Infinite Eagle Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. New York time on January 15, 2026, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 1,000 copies of the Preliminary Prospectus dated January 12, 2026 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ Michael Voris
Name:	Michael Voris
Title:	Managing Director

[Signature Page to Acceleration Request Letter]